EXHIBIT 12

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
Earnings
Income (loss) from continuing operations before provision for income taxes and noncontrolling interests	$(767)	$25,894	$(4,428)	$4,635	$(15,585)	$591
Amount recorded for equity in (earnings) loss of unconsolidated entity	—	2,587	2,927	—	—	—
Add:
Interest on indebtedness	7,153	37,712	35,254	37,203	32,266	29,991
Amortization of loan costs	1,049	3,169	2,575	1,828	745	1,253
Interest component of operating leases	104	431	353	264	227	220
	$7,539	$69,793	$36,681	$43,930	$17,653	$32,055

Fixed charges
Interest on indebtedness	$7,153	$37,712	$35,254	$37,203	$32,266	$29,991
Amortization of loan costs	1,049	3,169	2,575	1,828	745	1,253
Interest component of operating leases	104	431	353	264	227	220
	$8,306	$41,312	$38,182	$39,295	$33,238	$31,464
Preferred stock dividends
Series A Preferred Stock	$—	$—	$1,867	$—	$—	$—
Series B Preferred Stock	1,673	3,860	119	—	—	—
	$1,673	$3,860	$1,986	$—	$—	$—

Combined fixed charges and preferred stock dividends	$9,979	$45,172	$40,168	$39,295	$33,238	$31,464

Ratio of earnings to fixed charges		1.69		1.12		1.02

Ratio of earnings to combined fixed charges and preferred stock dividends		1.55		1.12		1.02

Deficit (Fixed charges)	$767		$1,501		$15,585

Deficit (Combined fixed charges and preferred stock dividends)	$2,440		$3,487		$15,585